UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 1st, 2023

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Angola: A New Milestone Towards the Development of Blocks 20 and 21 (May 2, 2023).

Exhibit 99.2	Disclosure of Transactions in Own Shares (May 2, 2023).

Exhibit 99.3	Ordinary and Extraordinary Shareholders’ Meeting on May 26, 2023 Conditions of availability of the preparatory documents (May 5, 2023).

Exhibit 99.4	Plastic Recycling: TotalEnergies Expands Activities in Europe by Acquiring Iber Resinas (May 9, 2023).

Exhibit 99.5	Disclosure of Transactions in Own Shares (May 15, 2023).

Exhibit 99.6	Suriname: TotalEnergies increases its presence and signs Production Sharing Contracts for shallow offshore Blocks 6 and 8 (May 15, 2023).

Exhibit 99.7	Integrated Power & Renewables: TotalEnergies Launches in Belgium Its Largest Battery Energy Storage Project in Europe (May 15, 2023).

Exhibit 99.8	Spain: TotalEnergies Obtains Favorable Environmental Impact Assessment for 3 GW of Solar Projects (May 22, 2023).

Exhibit 99.9	Disclosure of Transactions in Own Shares (May 22, 2023).

Exhibit 99.10	TotalEnergies publishes JC.Rufin’s report on human rights in Cabo Delgado, together with the action plan decided by the Mozambique LNG project partners (May 23, 2023).

Exhibit 99.11	Biogas: TotalEnergies acquires a stake in Ductor to jointly develop new projects using its innovative technology (May 24, 2023).

Exhibit 99.12	Methane Emissions Reduction: TotalEnergies and Colorado State University collaborate to establish a protocol of qualification for methane measurement technologies (May 24, 2023).

Exhibit 99.13	Ordinary and extraordinary Annual Shareholders’ Meeting of May 26, 2023 (May 26, 2023).

Exhibit 99.14	Canada: TotalEnergies to sell its 50% stake in Surmont oil sands asset to ConocoPhillips following exercise of its preemption right (May 26, 2023).

Exhibit 99.15	Nigeria: TotalEnergies renews the OML130 deep offshore license (May 29, 2023).

Exhibit 99.16	Disclosure of Transactions in Own Shares (May 30, 2023).

Exhibit 99.17	United States: TotalEnergies and TES Join Forces to Develop a Large-Scale e-NG Production Unit (May 31, 2023).

Exhibit 99.18	Brazil: TotalEnergies signs Production Sharing Contract for the Agua Marinha offshore block (May 31, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: June 1st, 2023	By:	/s/ MARIE-SOPHIE WOLKENSTEIN
		Name:	Marie-Sophie Wolkenstein
		Title:	Company Treasurer